UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Directors and Co-Chief Executive Officer

Departure of Directors and Co-Chief Executive Officer

On May 4, 2026, the board of directors (the “Board”) of BGM Group Ltd (the “Company”) received the resignation letters of Ms. Yuehua Ren (“Ms. Ren”) from her position as a director of the Company, Mr. Yuqing Li (“Mr. Li”) from his position as co-chief executive officer (“Co-CEO”) of the Company, Mr. Lin Zhang (“Mr. Zhang”) from his position as independent director of the Company and chairman of the compensation committee of the Board (the “Compensation Committee”), as well as member of the audit committee of the Board (the “Audit Committee”) and the Nominating and Corporate Governance Committee of the Board (the “NCG Committee”), and Mr. Maofan Tang (“Mr. Tang”) from his position as chairman of the Audit Committee and member of the Compensation Committee and the NCG Committee, effective from May 7, 2026.

Ms. Ren’s, Mr. Li’s, Mr. Zhang’s and Mr. Tang’s resignations were due to their personal reasons and not as the result of any dispute or disagreement with the Company or the Board.

Appointment of New Directors and Co-Chief Executive Officer

Effective from May 7, 2026, for a three-year term of office, the Board appointed Ms. Huandi Zhao (“Ms. Zhao”) as Co-CEO and a director of the Company, Mr. Jianping Mao (“Mr. Mao”) as an independent director of the Company and the chairman of Compensation Committee and a member of the Audit Committee and NCG Committee, Mr. Junjie Wang (“Mr. Wang”) as an independent director of the Company and the chairman of the Audit Committee and a member of the Compensation Committee and NCG Committee.

The biographical information of Ms. Zhao is set forth below:

Ms. Zhao served as the Chief Technology Officer of Innovation Global Financial Group Limited from May 2021 to December 2025 and she was responsible for the strategic planning and implementation of the AI transformation of the company and daily management and operation of IT department. Previously, she served as the Vice President of IT department of Hebei Kanyu Insurance Agency Company Limited from February 2017 to December 2020. Ms. Zhao holds a Bachelor of Computer and Technology from Hebei University.

Ms. Zhao does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biographical information of Mr. Mao is set forth below:

Mr. Mao has served as the Financial Consultant of Huasu Capital from October 2012 to the present, where he is responsible for providing comprehensive financial planning and investment advisory services to high-net-worth individual and corporate clients. From July 2004 to September 2012, he served as an analyst at Guoshi Data Technology (Shanghai) Co., Ltd. Mr. Mao holds a bachelor of Mechanical Automation from Xinjian University.

Mr. Mao does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biographical information of Mr. Wang is set forth below:

Since November 2024, Mr. Wang has served as the Chief Financial Officer of Waltz Ltd., in which he is responsible for the company’s financial management, investment strategy, and capital markets and listing matters. From April 2023, he served as the Financial Controller of Shenzhen Huashuo New Material Application Technology Co., Ltd., overseeing financial management, investment activities, and preparation for potential listing. He worked as Project Assistant at Shenzhen Everbloom Investment Advisory Co., Ltd. from November 2021 to March 2023. Mr. Wang holds a master degree of Quantitative Finance and a bachelor degree of Mathematics and Finance from University of Technology Sydney.

Mr. Wang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Change in the Composition of Board Committees

Effective May 7, 2026, the composition of the Board’s committees was reconstituted as follows:

Audit Committee

The Audit Committee of the Board shall now comprise Mr. Jianping Mao, Mr. Junjie Wang, and Ms. Waihua Xu. The Board has appointed Mr. Junjie Wang as the chairman of the Audit Committee.

The Board has determined that each member of the Audit Committee meets the independence criteria set forth in Nasdaq Listing Rule 5605(a)(2) and the heightened independence requirements of Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended. The Board has also determined that Mr. Junjie Wang qualifies as an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K and satisfies the financial sophistication requirements under Nasdaq Listing Rule 5605(c)(2)(A).

Compensation Committee

The Compensation Committee of the Board shall now comprise Mr. Jianping Mao, Ms. Waihua Xu and Mr. Junjie Wang. The Board has appointed Mr. Jianping Mao as the chairman of the Compensation Committee.

As a foreign private issuer, as disclosed in the Form 20-F filed on January 27, 2025, the Company elected to follow its home country practice (Cayman Islands) in lieu of the requirements of Nasdaq Listing Rule 5605(d)(2), as permitted by Nasdaq Listing Rule 5615(a)(3). Accordingly, the Company’s Compensation Committee is not required to be composed solely of independent directors.

NCG Committee

The Nominating and Corporate Governance Committee of the Board shall now comprise Ms. Waihua Xu, Mr. Jianping Mao and Mr. Junjie Wang. Ms. Waihua Xu is the chairman of the Nominating and Corporate Governance Committee.

As a foreign private issuer, as disclosed in the Form 20-F filed on January 27, 2025, the Company elected to follow its home country practice (Cayman Islands) in lieu of the requirements of Nasdaq Listing Rule 5605(e)(1), as permitted by Nasdaq Listing Rule 5615(a)(3). Accordingly, the Company’s Nominating and Corporate Governance Committee is not required to be composed solely of independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2026

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Co-Chief Executive Officer